

August 22, 2011

Via Facsimile
Mr. Mirjam Metcalf
Chief Financial Officer, Treasurer, and Secretary
Nyxio Technologies Corporation
2156 NE Broadway
Portland, Oregon 97232

> **Re: Nyxio Technologies Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 9, 2011**
> **File No. 333-137160**

Dear Mr. Metcalf:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your file number begins "333-", which generally indicates that you are required to file periodic reports only under Section 15(d) of the Securities Act of 1933. If you are not subject to the reporting requirements of Section 13, you are not subject to the proxy rules. In this regard, you do not appear to have ever filed a 1934 Act registration statement. However, the cover page of your Form 10-K for the fiscal year ended December 31, 2010 indicates that your common stock is registered pursuant to Section 12(g) of the Exchange Act. As such, please confirm whether or not you have registered your common stock under the Exchange Act of 1934. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-6311 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief